

November 7, 2011

Via E-mail
Mr. Preston D. Pinkett III
President
City National Bancshares Corporation
900 Broad Street
Newark, NJ 07102

> **Re: City National Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 27, 2011**
> **File No. 000-11535**

Dear Mr. Pinkett:

We have reviewed your response letter dated October 21, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 15. Exhibits, Financial Statement Schedules, page 62

1.   We refer to prior comment 10 and reissue that comment, in part. We are unable to locate the XBRL data on your website, www.citynatbank.com. Please tell us when you intend to make the required posting to your website.   Refer to Rule 405 of Regulation S-T.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel